UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number:  0-21662
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              Strategia Corporation
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                             Full Name of Registrant


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                            Former Name if Applicable

                               c/o EnerGCorp, Inc.
                               1530 W. 10th Place
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            Address of Principal Executive Office (Street and Number)

                                Tempe, AZ 85281
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

          Strategia's quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 2000, could not be filed without unreasonable effort or expense due to delays in completing the financial results of its majority-owned subsidiary EnerGCorp that resulted from EnerGCorp's conversion to a new accounting software application during the quarter. Strategia's approximately 96% ownership interest in EnerGCorp represents substantially all of Strategia's assets.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Alan K. MacDonald             502              589-5400
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In an exchange effective on December 5, 2000, Strategia Corporation issued common stock and preferred stock representing approximately 97% of the voting power in Strategia to Proprietary Industries, Inc. in exchange for all of Proprietary's interest in a wholly owned subsidiary, EnerGCorp, Inc. The shares of EnerGCorp represent substantially all of the assets of Strategia.

     In connection with the exchange, which is accounted for as the acquisition of Strategia by EnerGCorp, Strategia is adopting the fiscal year of EnerGCorp. As a result, Strategia is changing from a fiscal year ending December 31 to one ending September 30, and will file quarterly reports on Form 10-QSB for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001 and an annual report on Form 10-KSB for the fiscal year ended September 30, 2001. Therefore, the results Strategia will report for the quarter will essentially be those of its subsidiary EnerGCorp for a different fiscal year, and therefore will bear no similarity to the results previously reported by Strategia.

                              Strategia Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2001                    By: /s/ Peter J. Workum
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                                               Peter J. Workum
                                               President